

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2024

Tom Lewis
President, Treasurer, Secretary and Director
Lithium Corporation
1031 Railroad Street
Suite 102B
Elko, Nevada 89801

      Re: Lithium Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Form 10-Q for Fiscal Quarter Ended September 30, 2024
          File No. 000-54332

Dear Tom Lewis:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 13

1. Please provide a summary of your mineral properties as required by Item 1303(b) of Regulation S-K. This disclosure should include a map of all mineral properties in which you have an interest and an overview of your properties, in narrative or tabular format.

   Clearly identify which properties you consider to be material properties.

2. For each material property please provide the disclosure required by Item 1304(b) of Regulation S-K.

3. Please disclose the information required by Item 1305 with respect to your internal controls used in your exploration and mineral resource and reserve estimation efforts.

4.   We note your disclosure on page 18 of your annual filing with respect to estimates of tonnages and contained ounces of precious metals, and disclosure of reserves on adjacent properties. Please limit your disclosure of mineralization to properties in which you have an interest, and remove estimates of mineralization that have not been prepared under the definitions and requirements of S-K 1300.

Item 15. Exhibits, Financial Statement Schedules, page 41

5.   We note Section 302 and 906 certifications have been omitted from your Form 10-K. Please file an amended Form 10-K in its entirety and include the certifications as Exhibits 31 and 32 as required by Item 601 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2024

Item 4. Controls and Procedures, page 28

6.   You disclose the Company's disclosure controls and procedures were ineffective at December 31, 2023 in your Form 10-K. You also disclose material weaknesses identified as of December 31, 2023. At September 30, 2024 you disclose your president concluded that your disclosure controls and procedures were effective, however you also disclose there were no changes to your internal control over financial reporting. Please explain how you concluded your disclosure controls and procedures were effective at September 30, 2024 or disclose the changes you have made that have remediated your ineffective disclosure controls and procedures. Alternatively, amend your filing to revise the conclusion, if necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610, with questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation